UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Richard F. Theiler
   15501 N. Dial Blvd.
Suite 2212
   AZ, Scottsdale 85260-1610
2. Issuer Name and Ticker or Trading Symbol
   The Dial Corporation (DL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   3/31/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President-Research & Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
The Dial Corporation|3/31/ |      |A   | |35000             |A  |           |35000 1            |D     |                           |
 Common Stock       |2003  |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Options - Rig|19.4250 |3/31/ 2|      |A   | |50000      |A  |2    |03/31|The Dial Cor|50000  |19.4250|50000       |D  |            |
ht to Buy    |        |003    |      |    | |           |   |     |/2013|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Options - Rig|19.4250 |3/31/ 2|      |A   | |40000      |A  |2    |03/31|The Dial Cor|40000  |19.4250|40000       |D  |            |
ht to Buy    |        |003    |      |    | |           |   |     |/2010|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Direct stock ownership of the reporting person consists of 35,000 shares of restricted stock granted pursuant to the 1996 Stock Incentive Plan. The reporting person is not entitled to transfer, sell, pledge, hypothecate or assign any portion of the sh ares prior to the lapse of certain restrictions: restrictions lapse for 20% of the award on the 9th, 18th and 27th months following the grant date, and 40% of the award on the 36th month following the grant date.
2. Granted pursuant to the 1996 Stock Incentive Plan. 1/3 of the options vest on the first anniversary of the grant date; 1/3 vest after the second anniversary of the grant date; and the final 1/3 vest after the third anniversary of the grant date. All op tions vest in the event of a change in control. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash i
SIGNATURE OF REPORTING PERSON
Richard F. Theiler
/s/ Dianne B. Stoehr Attorney-In-Fact